Eagle Bulk Shipping Inc.

477 Madison Avenue

New York, New York 10022

June 19, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: J. Nolan McWilliams

Re:	Eagle Bulk Shipping Inc. Registration Statement on Form S-3, as amended File No. 333-203812

Dear Mr. McWilliams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Eagle Bulk Shipping Inc., a Marshall Islands corporation (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to Tuesday, June 23, 2015 at 3:00 p.m. (ET) or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrew Brady at (202) 887-4170 of Akin Gump Strauss Hauer & Feld LLP with any questions you may have concerning this request and to confirm when this request for acceleration has been granted.

Very truly yours,

Eagle Bulk Shipping Inc.

By:	/s/ Adir Katzav
Name: Adir Katzav
Title: Chief Financial Officer

cc:     Andrew Brady, Akin Gump Strauss Hauer & Feld LLP
          Daniel Fisher, Akin Gump Strauss Hauer & Feld LLP